UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K  ☐ Form 20-F   ☐Form 11-K   ☐ Form 10-Q   ☐Form N-SAR    ☐ Form N-CSR

For period ended: December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________

Part I – Registrant Information

Hirsch International Corp.
Full name of registrant

50 Engineers Road
Address of principal executive office

Hauppauge, NY 11788
City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Hirsch International Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense as a result of accounting matters relating to its acquisition of 80% of the outstanding equity interest in U.S. Graphic Arts, Inc., which acquisition was completed on August 4, 2008. The Company expects to file its Form 10-K within 15 calendar days of the U.S. Securities and Exchange Commission’s prescribed due date.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Beverly Eichel	(631) 436-7100
(Name)	(Area code) (Telephone number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the Form 10-K will report a decrease in net sales from approximately $52.6 million in 2007 to approximately $42.5 million in 2008 and a decrease in its cost of sales from approximately $32.9 million in 2007 to $29.7 million in 2008. The Company also expects to report an increase in its operating expenses from approximately $17.8 million in 2007 to $19.9 million in 2008.

Hirsch International Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By:	/s/ Beverly Eichel
Executive Vice President, Finance and Administration, Chief Financial Officer and Secretary